

INVEST IN **CIVILIZED CYCLES**

E-bikes for people who drive

LEAD INVESTOR

Anil Swami Partner at PwC

Civilized Cycles' potential as a Light Electric Vehicle (LEV) Platform is BIG! Their patents on meaningful features that make it easier to ride the eBike also help businesses put the same features to great use in safe, efficient and "green" commercial applications - such as "last mile delivery" in the logistics industry.
I like the meaningful features - such as auto adjusting suspension, kinetic management system and geofencing enable a comfortable, safe ride and the design is attractive. Being an owner of Italian e-bikes, I find Civilized Cycles product is superior and industry leading. Zach, Marc and Fritz have a vision that will capitalize on the Consumer and Commercial potential for the e-bike platform and I can see the high impact the product(s) will have on offering comfortable, safe and effective mobility solutions to consumers and businesses as well.

Invested $2,500 this round & $150,000 previously

civilizedcycles.com New York NY

Technology | Hardware | Consumer Goods | Retail | Minority Founder

Highlights

1. We've raised $2.3M+ to date and have generated $150k+ in revenue.
2. E-bike buyers of tomorrow will want what cars do for them today - comfort, passenger capacity, cargo
3. Civilized Cycles has patented key technologies to sustainably differentiate and win this space
4. Suspension, Geofencing, and Kinetic Energy Management systems have scale commercial applications
5. Core team & advisors includes experts from Vespa, Schwinn, PwC, Citibike, Lyft and Nielsen.
6. Rapidly growing e-bike market, predicted to be a $70B+ industry by 2030.

Our Team



Zachary Schieffelin Co-Founder & CEO

Serial founder - started and grew Vespa Soho into the largest volume US Vespa dealer, and created Carbon Negative, an early electric retail brand. 35+ years of experience with powered and unpowered two wheeled vehicles and the needs of their customers.



Marc Liu Co-Founder & CRO

Serial founder and award-winning marketing and brand strategist with 13+ years experience serving brands such as Turtle Bay Resort, Stoli, UFC, and The Halal Guys.



Mike Fritz Director, Production and Engineering

40+ years of bicycle and e-bike engineering experience with brands such as Schwinn Bicycle Company, EV Global Motors (Lee Iaccoca's Chrysler backed electric bike initiative), Ultramotor and WaveCrest.

Invest in the future of transportation


CIVILIZED
CYCLES
E-BIKES FOR PEOPLE WHO DRIVE

Two wheels, two people, full suspension safety and comfort + cargo. Historically, the world's most successful mobility platform - the light motorcycle or scooter - achieved that status by delivering this value proposition. Now, Civilized Cycles delivers the same value proposition in an ebike form factor that easier to own and operate, safer, and more convenient than any light

that easier to own and operate, safer, and more convenient than any light scooter or motorcycle.

We believe the e-bike industry is missing a fundamental piece of the puzzle. 'Mainstream' buyers want what cars do for them today - comfort, passenger and cargo capacity. Civilized Cycles has patented key technologies in these areas to sustainably differentiate and win in the rapidly growing e-bike market.

Behind our unique approach and technology integration is our core **mission of sustainability**: to get more people out of cars and onto bikes by offering consumers a solution that is simply an **upgrade for their daily lives.**

Our first product, the Model 1, is now available for purchase online and in select retailers across the US.

The E-bike Market

By 2030, the e-bike market is predicted to almost double in size globally to a $70 billion global industry while the US is predicted to grow even faster and more than triple in size in the same time period.



Market Size
The US E-bike Growth
$2B → $7B
2021
2030
25% of US two wheel market in 2020
50% by 2030
Global Market
$41.1B
projected to grow to $70B
at a CAGR of 7.9%
American market represents untapped, rapidly growing opportunity.
Existing products fail to address US use cases and legal structure.
Source: Precedence Research, "E-bike Market Size, Trends, Growth, Report 2022-2030"

What Is Missing?

Most e-bike brands are still focused on **leisure and sports riders - not the much faster growing market of mobility users.** This is why the industry is still in the 'put a motor on a bicycle' phase of design.

'Non-Cyclist' mature market consumers are more like car buyers - they are used to comfort, cleanliness, and having a secure place to put stuff. As the market matures, these attributes will become ever more in demand.

The Solution

At Civilized, we started with a vision of the user experience that prioritized ride quality and personal comfort, and created something new - a effortless ride experience elevated beyond what most people think is possible in a bicycle.



Our Solution
Our solution provides value in a much wider range of use cases than current products.
Passenger
Adult passenger seat, convertible to up to 2 child seats.
Cargo
Expandable panniers can hold up to 80 liters and 50 pounds of cargo.
Comfort & Safety
Automated suspension offer unmatched ride quality.
Attention on the traffic, not the surface.

Competition

While there are many e-bike companies in the market, there is no other brands delivering our unique combination of features and benefits in an ebike platform. **Our multiple design and utility patents will keep it this way**.

While a handful of other ebikes might claim adult passenger capability, the reality is that without suspension, its miserable. And even bicycles with suspensions have to be set up - matched to the weight of the rider - for the suspension to be effective. Normally this is a 10-15 minute process - Only our patented AirTech suspension can do this at the touch of a button in seconds.

A properly set-up suspension means higher speeds with safety and comfort, which makes it more useful.



Competitors
Light motorcycles
Scooters
'Class 3' 28mph eBike
Mopeds
CIVILIZED CYCLES
'Federal' eBike 20mph ebike
Cargo eBike
Bicycle
Cargo Bicycle
Stand up scooters
Performance
Capacity
The Civ offers the best combination of performance and capacity with no legal registration and insurance restrictions.
Laws and performance controls vary by state
License, registration, and insurance required
No license, registration, or insurance required


Comparison

	Civilized Cycles Model 1	Bikes w/ motor	Cargo ebike	Moped	Share ebike
Adult Passenger	✓	✗	✗	✓	✗

Capacity	✓	✗	✗	✓	✗
"Car Like" Ride Comfort	✓	✗	✗	✓	✗
Legit Shopping / Cargo Capacity	✓	✗	✓	✗	✗
Bike Lane Usage	✓	✓	✓	✗	✓
No License required	✓	✓	✓	✗	✓
Suburban / Exurban Speed	✓	✓	✗	✓	✗
Price	$6,950	$500-$15,000	$1,500-$8,000	$1,500-$20,000	$200/year

Why Civilized Cycles Wins

Only Civilized Cycles has patented key technologies to sustainably differentiate and win this space.


Our Technology
9+ patents
Sustainable Differentiation
US patents filed
EU patents pending
1
Automatic E-bike transmission patent
2
Cargo pannier related patents
2
Automatic suspension and air system patents
4
location-based performance control patents

Our Team

Our Team

Civilized Cycles has a seasoned professional management team with rich experience in mobility retail (Vespa), e-bike design and manufacturing (Schwinn, Pedego) and consumer marketing (UFC, Stoli, Turtle Bay Resort).

Our advisor board includes highly experienced mobility, sustainable tech and logistics professionals from such organizations as Citibike, PricewaterhouseCoopers, UPS, Ducati, Avis/Budget Group and Zipcar.


Core Team
Zachary Schieffelin
Founder, CEO
40 years of two wheel vehicle experience
12 years of retail sales and repair across two wheel categories
Marc Liu
CRO
13 years of brand strategy, omnichannel marketing and leadership experience specializing in hospitality and lifestyle brands
Mike Fritz
Director of Production and Engineering
50 years experience in bike and ebike industry
Chief of Engineering at Schwinn
CTO of 1st American e-bike company run by Lee Iaccoca (father of American ebikes)
SCHWINN
Northwestern University
COLUMBIA UNIVERSITY IN THE CITY OF NEW YORK
NYU
Vespa


Advisors
Nick Rau
Nick is a senior engineering leader with Nielsen, with extensive experience leading startups and the development of software products. Nick is also an active startup advisor with a particular interest in technologies that have the potential to reshape our world and behavior in ultimately positive outcomes for our long term sustainability.
He graduated from the University of California at Berkeley and the University of Illinois at Urbana
Stuart Morrison
Stuart is the SVP, Marketing Technology at Take-Two Interactive Software, Inc. With expertise in software, communications, and current state of the art, Stuart advises Civilized on advertising technology, marketing, and marketing and communication systems.
Arthur Orduna
Arthur is the Chief Innovation Officer at Circumference Group, and Executive Director of The Venture Center.
Previously he was the Chief Innovation Officer for Avis/Budget Group.
Arthur has extensive experience in the shared mobility space as part of the team that helped launch ZipCar.


Champaign with degrees in electrical engineering and computer science and lives in San Francisco.


Advisors
Justine Lee
Justine is an early stage tech company operator and investor. From 2019-2022, she was a Partner and Chief Operating Officer of 25madison, a NYC-based venture studio and Seed Stage venture capital fund. Prior to 25madison, Justine held leadership positions at Lyft (micromobility) and Motivate, where she helped build and scale Citibike and affiliated bike share programs across North America. She is an avid urban cyclist and advocate for sustainable cities and climate solutions.
Jean-Christian Jung
Jean-Christian ("JC") Jung is a Managing Partner of Global Sustainable Future (GSF). He focuses on financing of clean technologies and large scale projects in Energy, Mobility, Water, Air and Carbon. He also advises Cleantech startups and large corporations with their Net Zero Strategy.
He co-founded Tarform, an electric motorcycle start-up set to disrupt the two-wheeled transportation industry through advanced manufacturing and clean technology. Prior to Tarform, JC led the growth of a number of companies in the technology and business consulting industries. JC is an avid traveler, during one of his trips he crossed South America on a Motorcycle from North to South.
Anil Swami
As a Partner at PwC, Anil Swami has advised the "C" suite of leading global brands and helped them transform customer and service experience capabilities across Marketing, Sales, Customer Service and Operations. His cross industry experience includes Automotive, Logistics, Retail, Utilities and Healthcare sectors.
Over the last 25 years, he has served in various senior leadership roles at leading global management consulting firms, including Accenture, Ernst & Young and Pricewaterhouse Coopers. He holds a bachelors degree in Mechanical Engineering and Masters in Industrial & Systems Engineering from Virginia Tech.

Growth Roadmap

Civilized Cycles has a clear path towards rapid growth:

- In discussions with multiple regional distributor partners to **expand globally** into more mature ebike markets, including EU, UK and MENA
- Establish **US based manufacturing to achieve lower product costs**, decrease lead times, and maximise US technology and emergent supply chain efficiencies.
- Leverage our IP and technology stack to create **cost savings and boost efficiency** for commercial last mile delivery ebikes and other light electric vehicles. We are actively pursuing pilot projects with major delivery and logistics companies.
- We will Expand fleet sales and service solutions for luxury hotel, corporate

and e-bike rental companies.


Growth Roadmap
2023
2024
2025
2026
Model 1 Launch
International Distribution
Model 2 Launch
Model 3 Launch
Model 1 Launch
D2C and Retail Channel Launch
Fleet Program Launch
Acceleration of D2C and Retail Channels
R&D for new models, improved features and efficiencies
Model 2 Launch
Licensing of IP for commercial and LEV applications
Reductions in production cost (innovation and economies of scale)
Model 3 Launch
Continued reductions in production cost (innovation and economies of scale)

> *Forward looking projections cannot be guaranteed.*

Traction & Projected Growth

We received our first shipment of finished e-bikes in November 2022, and we have sold more than $150,000 of product so far with no ad spend! Dealers are the toughest customers, and we're proud that the Model 1 is also already being stocked and sold in more than 10 retail locations across the US, a list continues to grow steadily as we show the bike.

By 2026, we have goals to grow to $50M in sales across the US and internationally, in consumer e-bikes, dedicated e-cargo bikes for commercial delivery, corporate fleet bikes.

> *Forward looking projections cannot be guaranteed.*


Traction
CURRENT RETAIL LOCATIONS

People love our solution.

$150k sold
D2C and Retail

Multiple awards
On Display at Museum Of Design Atlanta

Integration with Beeline
Network of 1,800+ retailers across the US for sale and service

Retail distribution
38 dealers across California, Colorado, Florida, Texas, New Hampshire with new dealers being added every month.
Bikes sold on BikeExchange, the largest online marketplace for bicycles.

Recognized by
THE VERGE · MODA · engadget · WIRED · tom's guide


United States
San Diego
Houston
Toronto
Ottawa
Montreal
New York


West Palm Bikes
2023 Civilized Model 1

Love For The Model 1



fredcip
James Brown • Papa's Got A Brand New Bag

fredcip Local, fresh ingredients, it's how I stay inspired as a cook. Thought it would be fun to invite you for a ride with me and @civilized_cycles through my neighborhood as I prep for tonight's meal; Sole in a lemon butter sauce, as simple and as fresh as it gets! #ArriveCivilized #CivilizedCycles
3w

civilized_cycles This is great! Love seeing the Model 1 cruising around NYC
3w 1 like Reply

carlycardellino This song is just perfection here, Freddie Cip
3w 2 likes Reply

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freetobesue 🚲 Excellent... Those carrots look like they are freshly picked this morning... Excellent sole w/lemon butter sauce... Good eating!! ... 🚲 Very nice bike. 🚲
3w 2 likes Reply

helenleesabatini Omg I loved this! More shopping together videos please
3w 1 like Reply

meredithdunning Your videographer is talented, and your love for food is shining through. 👏
3w 1 like Reply

Liked by **kileyrendak** and **986 others**


MARCH 23
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asliceopi
Videoclub • Amour plastique
asliceopi Shoutout to @civilized_cycles for getting us around— the world's most versatile, comfortable and stylish e-bike that's designed right here in New York City! Marc and I had a blast riding Civilized Cycles around the neighborhood on our mini Tour de Brooklyn!
These bikes accommodate multiple riders and are equipped with super innovated technology and safety features to ensure getting around is smooth and seamless. And each Civilized Cycle has lockable cargo spaces to store personal items. This really is the first bike of its kind created as a second "car" and contributing to a greener future. Merci for the opportunity!!
#brooklyn #nycfood #newyorkcity #newyorker #brooklynfood #electricbike
15h
asliceopi Thank you @civilized_cycles for getting us around!! ❤️❤️❤️
15h 1 like Reply
gabrielagabrielaa It's biking season! Love y'all on bikes around BK!
7h Reply
dtkaustin So much fun!!❤️❤️
13h Reply
sandra__marie_ This is amazing!!!!
14h Reply
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15 HOURS AGO
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Press


World's First In-Depth Civilized Cycles Model 1 eB...
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Can This $7000
eBike replace


Model 1
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Civilized Cycles eMobility's Missing Link | IN CHA...
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IN CHARGE
INTERVIEWS WITH LEADERS IN THE EV INDUSTRY
with ZACH SCHIEF
CIVILIZED
CYCLES
FOUNDER & CEO
Watch on YouTube


THE WORLD'S MOST INNOVATIVE BIKE
BICYCLE
RETAIL
RADIO


ZACHARY SCHIEFFELIN
- FOUNDER, CIVILIZED
CYCLES

WIRED SIGN IN SUBSCRIBE

FEATURED OUR FAVORITE REUSABLE PRODUCTS PRODUCTS MADE OF UPCYCLED AND RECYCLED MATERIALS



PHOTOGRAPH: CIVILIZED CYCLES

"Before I brought the Model 1 home, I took a test ride around the Brooklyn Navy Yard with Civilized's founder, Zachary Schieffelin, on the back seat. I aimed for every train track crossing and pothole—you know, for testing's sake. The Model 1 soaked them all up, even with 330 pounds of mankind riding on top of it. With its wide tires and powerful electric motor, the Model 1 reminded me more of carrying a passenger on my motorcycle than carrying one on any bicycle I've ridden." -

We look forward to connecting with a new community of investors looking to take part in the future of transportation!

Civilized Cycles 17-B Disclosure